SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation / Recommendation Statement under

Section 14(d)(4) of the Securities Exchange Act of 1934

VETERINARY PET INSURANCE COMPANY

(Name of Subject Company)

VETERINARY PET INSURANCE COMPANY

(Name of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.18 PER SHARE

(Title of Class of Securities)

David J. Lancer

Independent Director

Veterinary Pet Insurance Company

3060 Saturn Street

Brea, CA 92821

(714) 989-0555

With a copy to:

Timothy J. McCarthy, Esq.

Hughes Hubbard & Reed LLP

201 South Biscayne Boulevard

Miami, FL 33131

(305) 358-1666

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Persons Filing Statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

The name of the subject company is Veterinary Pet Insurance Company, (“VPI”). The principal executive offices of VPI are located at 3060 Saturn Street Brea, CA 92821, and VPI’s telephone number at this address is 714-989-0555.

The class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Statement”) relates is VPI’s common stock, par value $0.18 per share (the “VPI Shares”).

As of March 31, 2008, there were 5,785,743 VPI Shares issued and outstanding.

Item 2.	Identity and Background of Filing Person.

The filing person is VPI. The name, address and business telephone number of VPI are set forth in this Statement under “Item 1. Subject Company Information.”

This Statement relates to the tender offer by Scottsdale Insurance Company (“SIC”), an Ohio corporation, disclosed in a Tender Offer Statement on Schedule TO dated May 1, 2008 (as amended or supplemented from time to time, together with the annexes and exhibits thereto, the “Schedule TO”), filed by SIC, to purchase all of the VPI Shares that are not currently owned by SIC, at a purchase price of $13.80 per share (such price, or any such higher price per share as may be paid, the “Offer Price”), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 1, 2008 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, are referred to herein collectively as the “Offer”). The Offer was commenced on May 1, 2008 and expires at 5:00 p.m., New York City time, on Friday, May 30, 2008, unless it is extended in accordance with its terms. The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn before the expiration of the Offer 850,000 shares (the “Minimum Condition”).

The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(i) and (a)(1)(ii) to the Schedule TO and are incorporated herein by reference.

The Schedule TO states that the principal business address of SIC is 8877 N. Gainey Center Drive, Scottsdale, AZ 85258. The telephone number of SIC is 480-365-4000.

All information contained in this Statement or incorporated herein by reference to SIC or its affiliates or actions or events, was provided to VPI by SIC, and VPI takes no responsibility for the accuracy or completeness of such information or for any failure by SIC to disclose events or circumstances that may have occurred and may affect the significance, completeness or accuracy of any such information.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as described herein or incorporated by reference in this Item 3, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between VPI or its affiliates and (1) VPI’s executive officers, directors or affiliates or (2) SIC or its executive officers, directors or affiliates.

For a description of certain contracts, arrangements, or understandings between VPI or its affiliates and (1) VPI’s executive officers, directors or affiliates or (2) SIC or its executive officers, directors or affiliates, see Offer to Purchase, “Offer Terms,” Section 8 (“Certain Information Concerning SIC”) in the Offer to Purchase, which is incorporated by reference in this Statement. In addition, see VPI’s Supplemental Report, which is filed as Exhibit (a)(5) to this Statement and incorporated herein by reference, under the caption “Executive Compensation” and “Certain Relationships and Related Transactions.”

The Tender Offer

The summary of the Offer and the description of the conditions to the Offer contained in the Offer to Purchase under “Summary Term Sheet,” “Questions and Answers About the Offer,” “Introduction,” and “Special Factors,” Section 1 (the “Background of the Offer”), are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Offer to Purchase, which is filed as Exhibit (a)(1)(i) hereto and is incorporated herein by reference.

Item 4.	The Solicitation or Recommendation.

The Independent Director of the Board of Directors of VPI (the “Board”) considered and evaluated the Offer from SIC and recommends that the VPI shareholders not affiliated with SIC (the “Unaffiliated Shareholders”) tender their VPI Shares pursuant to the Offer. The VPI Board has four other directors besides the Independent Director. Because three members of VPI’s Board are affiliated with SIC and the fourth was employed by an affiliate of SIC, those directors have recused themselves and will not make any recommendation with respect to the Offer.

THE INDEPENDENT DIRECTOR RECOMMENDS THAT THE UNAFFILIATED SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR VPI SHARES PURSUANT TO THE OFFER.

A letter to VPI shareholders communicating the Independent Director’s recommendation and announcing the Offer is filed as Exhibit (a)(2) to this Statement and is incorporated herein by reference.

(a)	Background

VPI held an informational meeting for shareholders on December 21, 2005. At that meeting, several shareholders expressed a desire for liquidity for their VPI Shares. They gave two primary reasons for their request. First, they pointed out that VPI’s common stock is not publicly traded and that no market exists for their shares, and that there has never been a liquidity event for their shares such as a tender offer, buy-out or initial public offering. Second, these shareholders indicated that many shareholders have held their VPI Shares for a long period of time, in many cases more than twenty years, and many of these shareholders are retired and have cash needs.

VPI held an Annual Meeting of shareholders on July 12, 2006. At that meeting, several shareholders raised the same liquidity issues and asked whether SIC, VPI’s majority owner, would be willing to buy the VPI Shares of the Unaffiliated Shareholders. SIC stated that it would consider the request, but that legally it was under no obligation to provide liquidity to the Unaffiliated Shareholders, and that there could be no assurance that any liquidity transaction or event would occur.

In March 2007, SIC asked VPI’s Independent Director to begin evaluating possible ranges of values for VPI’s common stock. On April 30, 2007, a meeting was held at VPI’s headquarters to discuss the value of VPI and its share price. Two longstanding shareholders were invited by VPI’s board of directors to give their input. On June 12, 2007, these two shareholders were invited back to VPI’s headquarters to give further input from the minority shareholders’ perspective to SIC.

On July 12, 2007, VPI held an Annual Meeting of Shareholders. At that meeting, several shareholders again requested that SIC provide liquidity to the Unaffiliated Shareholders. SIC stated that it would consider the request, but that legally it was under no obligation to provide liquidity to the Unaffiliated Shareholders, and that there could be no assurance that any liquidity transaction or event would occur.

In or around September 2007, at the suggestion of an unaffiliated shareholder, VPI’s board of directors informally asked several large buy-out companies if they would have an interest in buying all of the shares held by the Unaffiliated Shareholders. The answer was uniformly negative because 1) buy-out firms typically purchase majority positions in companies and SIC was already in the majority position, and 2) buy-out firms typically will not invest in companies whose exit strategy is unclear.

On March 13, 2008, SIC delivered a letter to the VPI board of directors. The letter stated that SIC intended to make a tender offer for all of the VPI common shares other than the shares held by SIC at a price of $11.60 per share. The letter stated that the Offer was conditioned on the tender of at least 850,000 VPI Shares, and that tendering shareholders would be required to tender all of their VPI Shares. The text of SIC’s tender offer letter is reproduced below:

March 13, 2008

Board of Directors

Veterinary Pet Insurance Company

3060 Saturn Street

Brea, California 92821

Ladies and Gentlemen:

This letter serves to express the intention of Scottsdale Insurance Company (“Scottsdale”) to make a tender offer for all of the shares of common stock of Veterinary Pet Insurance Company (“VPI”) not already owned by Scottsdale, at a price of $11.60 per share. The offer will be conditioned on 1) the tender of at least 850,000 shares, and 2) tendering shareholders must tender all of their shares. In addition, the offer will be subject to no material adverse developments in either VPI’s business or the economy in general, and no other externalities beyond Scottsdale’s control, such as acts of war, financial upheaval and the like. The tender offer will not be conditioned on Scottsdale obtaining any financing. Scottsdale’s interest in making the tender offer is subject to Scottsdale’s continuing due diligence, and with the understanding that VPI will undertake and complete a reconciliation of its shareholder records prior to the commencement of the tender offer period.

Scottsdale plans to make this tender offer primarily because of the liquidity concerns expressed by several longstanding VPI shareholders. Scottsdale has carefully assessed the value of the VPI shares and believes its offer price is fair to the VPI shareholders.

Scottsdale expects that VPI’s independent director will consider Scottsdale’s proposal and make a recommendation to VPI shareholders with respect to it. In addition, we expect and encourage the independent director to retain legal and financial advisors of his own choosing to assist in his review of Scottsdale’s proposal and the development of his recommendation.

Scottsdale’s intent is to commence this tender offer as soon as practicable after VPI’s independent director and his independent advisors evaluate the offer. Once the tender offer commences, offering materials will be mailed to all VPI shareholders. At that time, a detailed Offer to Purchase for Cash will be filed on Schedule TO with the Securities and Exchange Commission. Please direct any communications on this subject to the undersigned.

Very truly yours,

/s/ Peter W. Harper,

Vice President of Finance and Treasurer

Four of the five members of VPI’s board of directors decided to recuse themselves from participation in deliberations and negotiations regarding the Offer because they were, or had formerly been, directly employed by SIC or an affiliate. In particular, Mr. Miller, who is VPI’s Chairman of the Board and President of SIC, elected to recuse himself, as did Mr. Tiepelman, who is a member of VPI’s Board and is Senior Vice President of Underwriting of SIC, as well as Ms. Hill, who is a VPI Board member and the Executive Vice President and Chief Administrative Officer of Nationwide Mutual Insurance Company (“Nationwide”), SIC’s 100% owner, and Mr. Drent, who is VPI’s CEO and President and a VPI Board member and who was formerly Senior Vice President – Internal Audits of Nationwide Mutual Insurance Company. After discussion, and before recusal of the four members, the Board unanimously approved the following resolutions:

WHEREAS, the VPI Board has received a written tender offer from the Chief Financial Officer of Scottsdale Insurance Company to purchase for cash all of the shares of common stock of VPI other than those owned by Scottsdale;

WHEREAS, the VPI Board acknowledges it has certain duties as prescribed by Rule 14d-9 of the Securities Exchange Act of 1934;

WHEREAS, the VPI Board currently consists of five members, one of whom is a direct Nationwide employee (Ms. Terri Hill), two of whom work for Scottsdale (Messrs. Michael Miller and Gary Tiepelman), and one of whom formerly worked for Nationwide (Mr. Dennis Drent), and as the result thereof, four of the five VPI directors either are employed by Scottsdale or its affiliates or were previously so employed;

WHEREAS, to avoid potential conflicts, these four directors desire to and will recuse themselves from any evaluation of Scottsdale’s offer or negotiations with respect to tender offer price or bidding strategy;

WHEREAS, Mr. David J. Lancer is the outside independent director on the Board;

WHEREAS, the VPI Board desires that the outside independent director hire independent legal counsel of his own choosing, and a financial advisor of his own choosing to assess and evaluate the tender offer; and

WHEREAS, it is the desire and intent of the VPI Board to do everything in its power to authorize and enable the outside independent director to thoroughly analyze, evaluate and consider the Scottsdale tender offer.

NOW, THEREFORE, BE IT:

RESOLVED, that Messrs. Miller, Drent and Tiepelman, and Ms. Hill, because they are currently or formerly employed by Scottsdale or its affiliates, are hereby recused from any evaluation, consideration or negotiation involving Scottsdale’s tender offer for all shares of VPI common stock;

FURTHER RESOLVED, that Mr. David J. Lancer, the outside independent director, is hereby directed and empowered to evaluate Scottsdale’s tender offer and to analyze the offer and negotiate the offer with Scottsdale, and to otherwise discharge the Board’s obligations under Section 14d-9 of the Securities Exchange Act of 1934, as amended;

FURTHER RESOLVED, that Mr. Lancer is hereby authorized and empowered to hire separate independent legal counsel of his own choosing to advise him, with the condition that this counsel shall have never represented VPI, Scottsdale, or any of their affiliates and respective officers and directors;

FURTHER RESOLVED, that Mr. Lancer, is hereby authorized and empowered to hire a financial advisory firm of his own choosing for the purpose of assisting him in evaluating Scottsdale’s tender offer and for rendering a fairness opinion on the tender offer price from a financial point of view, if the advisory firm is able to do so;

FURTHER RESOLVED, that the reasonable fees and costs of Mr. Lancer’s independent legal counsel and financial advisory firm be borne by VPI, with invoices paid promptly upon submission, and that any indemnification required by the financial advisory firm be provided by VPI;

FURTHER RESOLVED, that all appropriate employees and officers of VPI shall be instructed to respond to inquiries made by Mr. Lancer, his counsel or his financial advisor; and all appropriate employees and officers shall provide to Mr. Lancer and his advisors any documents, financial statements and compilations as they may request;

FURTHER RESOLVED, that none of the recused VPI Board members, nor VPI management, nor VPI advisors or counsel, shall participate in any determination of tender offer price or bidding strategy, or in any negotiations that involve tender offer price or bidding strategy;

FURTHER RESOLVED, that VPI is hereby authorized to prepare and complete a VPI Supplement to be included in the offer materials to be sent to VPI shareholders, and that year end 2007 financial statements, and first quarter 2008 financial statements, prepared on a statutory accounting basis, be distributed to shareholders;

FURTHER RESOLVED, that all holders of qualified and non-qualified options and warrants be and hereby are permitted to exercise their vested options and warrants into the tender offer on a cashless basis, meaning that the holders do not have to exercise their options and warrants first in order to receive stock certificates to tender into the offer; rather, the holders will tender their options and warrants and will, if the tender offer is consummated, receive the difference between the tender offer price and the exercise price, without any deduction of fees or expenses; and

FURTHER RESOLVED, that Mr. Lancer is hereby authorized and empowered to take all other action, necessary or desirable, in order to fully and completely analyze and thoroughly consider Scottsdale’s tender offer with a view toward obtaining a fair price and a fair procedure for all VPI shareholders (other than Scottsdale).

The Independent Director then commenced his evaluation of the Offer. The Independent Director personally owns 28,285 VPI Shares.

On March 20, 2008, VPI’s Independent Director hired the firm of Fox-Pitt Kelton Cochran Caronia Waller (USA) LLC (“FPK CCW”) as his independent valuation firm.

On March 31, 2008, the Independent Director hired the law firm of Hughes Hubbard & Reed LLP (“Hughes Hubbard”) as his independent counsel. Hughes Hubbard has never worked for or been engaged by VPI or any of its affiliates, including SIC. Hughes Hubbard has no expectation that it will be engaged in the future by VPI or any of its affiliates, including SIC.

On April 1, 2008, the Independent Director held an introductory telephone conference with Mr. Peter W. Harper, Vice President of Finance and Treasurer of SIC. Also present on the call were representatives of FPK CCW and Mr. Lancer’s counsel, Hughes Hubbard, as well as two representatives from Nationwide. The call was introductory in nature and process and timing issues were discussed. Mr. Lancer asked SIC for written documentation explaining how SIC arrived at its offer price of $11.60 per share. SIC subsequently supplied Mr. Lancer, FPK CCW and Hughes Hubbard with a general description of SIC’s valuation methodology.

On April 4, 2008, the Independent Director conducted due diligence at VPI. In attendance were representatives of FPK CCW in addition to counsel to the Independent Director. VPI’s outside securities counsel was also in attendance. VPI’s management gave the Independent Director and his team an overview of VPI’s strategy, competitive position and financial condition. No price or bidding was discussed.

On April 7, 2008, VPI’s management held a due diligence conference call with Mr. Peter W. Harper, Vice President of Finance and Treasurer of SIC, in addition to two representatives from Nationwide. VPI’s outside securities counsel was also on the call. The purpose of the due diligence conference call was to share with SIC the same information that had been provided to the Independent Director, his counsel and FPK CCW on April 4, 2008. No price or bidding was discussed.

On April 24, 2008, the Independent Director and his counsel held a telephonic pricing and negotiation call with Mr. Peter W. Harper, Vice President of Finance and Treasurer of SIC, SIC’s Vice President of Legal, and two representatives from Nationwide. The call lasted approximately 1  1/2 hours. During the call, the Independent Director asked for a higher price than $11.60. The discussion was inconclusive and the parties agreed to hold further discussions.

On April 25, 2008, the Independent Director and his counsel had another conference call to negotiate price with Mr. Harper, SIC’s Vice President of Legal, and two representatives from Nationwide. Again, the Independent Director asked SIC for a higher price per share. In response, SIC raised its bid to $13.30 per share. The Independent Director again asked SIC for a higher price. The discussions were inconclusive, but the parties agreed to schedule another conference call. The call lasted approximately one half hour.

On April 28, 2008, the Independent Director and his counsel had another telephone conference with Mr. Harper, SIC’s Vice President of Legal, and three representatives from Nationwide. Again, Mr. Lancer asked that the offer price per share be raised above $13.30. The call was inconclusive but the parties agreed to hold a further call that same day. The call lasted approximately 45 minutes.

A second telephone conference was held on April 28, 2008 between Mr. Lancer and his counsel and Mr. Harper, SIC’s Vice President of Legal, and three representatives from Nationwide. Again, Mr. Lancer asked for the offer price per share to be raised. In response, SIC raised its bid to $13.80 per share. Mr. Lancer stated he would consider the offer and consult with FPK CCW to determine whether the price was fair from a financial point of view to the unaffiliated shareholders. The telephone conference lasted approximately 45 minutes.

After the call was completed, and on that same day, Mr. Lancer consulted with FPK CCW as to the fairness of the $13.80 per share offer price. FPK CCW indicated to Mr. Lancer that FPK CCW would be able to issue a fairness opinion at $13.80 per share. Later that day, Mr. Lancer called Mr. Harper, and SIC’s Vice President of Legal, and indicated that he would recommend the $13.80 price per share to the unaffiliated VPI shareholders.

(b)	Reasons for Recommendation

(1) Factors Considered by Independent Director.

In (a) determining that the Offer is advisable, fair to, and in the best interests of the Unaffiliated Shareholders, and (b) recommending that the Unaffiliated Shareholders accept the Offer and tender their VPI Shares pursuant to the Offer, the Independent Director considered a number of factors.

VPI’s Independent Director gave consideration to the following material factors, among others, each of which he considered positive:

•	the financial analyses included in the fairness opinion provided by FPK CCW. See Offer to Purchase, Special Factors, Section 4 (“Reports, Opinions and Appraisals/Company Projections”);

•	the Offer will provide liquidity for the VPI shareholders whose ability to sell their shares is limited due to the absence of a trading market for VPI common stock;

•	VPI had, in the past, unsuccessfully sought other strategic alternatives to provide the shareholders with liquidity;

•	the Offer will provide cash consideration to VPI shareholders other than SIC, many of whom have been long-standing and loyal VPI shareholders;

•	each VPI shareholder will be able to decide voluntarily whether or not to tender such shareholder’s shares in the Offer;

•

if SIC obtains more than 90% of the VPI Shares and elects to consummate the Merger (as defined in the Offer to Purchase), VPI shareholders who elect not to tender their shares in the Offer may receive the same $13.80 per share cash consideration in the Merger as that paid in the Offer, and those shareholders who exercise their rights to dissent from the Merger and demand an appraisal of the fair value of their VPI Shares are able to do so under the California General Corporation Law;

•	if VPI requires additional capital in the future, many VPI shareholders might be unable to meet the capital calls and will suffer dilution as a result; and

•	if the Offer is not completed, there might not be another liquidity event in the future for VPI shareholders involving the sale of their VPI Shares.

VPI’s Independent Director also considered the following material factors, among others, each of which he considered negative, in his evaluation of the fairness of the terms of the Offer:

•

following the successful completion of the Offer and the Merger, if consummated, the shareholders of VPI other than SIC, will cease to participate in the future earnings or growth, if any, of VPI or benefit from increases, if any, in the value of VPI;

•	the receipt of the $13.80 per share cash price in the Offer will generally be taxable to VPI’s shareholders; and

•	the fact that SIC is requiring shareholders to tender all of the VPI Shares registered in the name of the record holder as opposed to permitting partial tenders of shares.

VPI’s Independent Director determined that the following factors were not relevant indicators of the value of the VPI Shares:

•

The large number of VPI shareholders who hold relatively few shares in VPI and SIC’s desire and VPI’s desire to reduce the number of shareholders to ease the administrative and cost burden of dealing with many small shareholders; and

•	VPI has only one Independent Director who could make a recommendation to the shareholders of VPI other than SIC with respect to the Offer.

In arriving at his recommendations and determinations set forth above, the Independent Director considered the opinion of FPK CCW that, as of April 30, 2008, and based upon and subject to the assumptions set forth therein, the consideration to be received by the unaffiliated shareholders pursuant to the Offer and other related transactions described in the Offer (collectively, the “Transaction”) was fair to the unaffiliated shareholders from a financial point of view.

(2) Opinion of Fox-Pitt Kelton Cochran Caronia Waller

A. Methodology and Scope

Under an engagement letter dated March 20, 2008, the Independent Director retained Fox-Pitt Kelton Cochran Caronia Waller (“FPK CCW”) to render certain limited investment banking services in connection with the possible tender offer for the shares owned by the Unaffiliated Shareholders. As part of that engagement, the Independent Director requested that FPK CCW evaluate the fairness to the Unaffiliated Shareholders of VPI Shares, from a financial point of view, of the consideration to be paid to such holders in the Offer. On April 30, 2008, FPK CCW rendered its opinion to the Independent Director to the effect that, as of the that date and based upon and subject to certain assumptions, factors and qualifications set forth therein, the per share consideration to be paid to the holders of VPI Shares in the Offer is fair to such holders from a financial point of view.

The full text of the FPK CCW opinion, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by FPK CCW in connection with the opinion, is attached as Annex A to this Statement and is incorporated into this Statement by reference. FPK CCW has consented to the reference to and reproduction of its opinion in this Statement. You are urged to read FPK CCW’s opinion carefully and in its entirety. The description of the FPK CCW opinion set forth in this Statement is qualified in its entirety by reference to the full text of the FPK CCW opinion set forth in Annex A to this Statement.

In connection with its opinion, FPK CCW

•	Reviewed the draft Offer to Purchase dated April 29, 2008;

•	Analyzed certain historical financial statements of VPI; both audited and unaudited;

•	Held discussions with members of the senior management of VPI and SIC, as well as the Independent Director, lawyers and other affiliates who represent VPI;

•	Reviewed certain internal business, operating and financial information and forecasts for VPI, prepared by the senior management;

•

Reviewed information regarding publicly available financial terms of certain transactions involving companies in lines of business FPK CCW believed to be generally comparable to those of VPI, and in other industries generally;

•	Reviewed public information with respect to certain other companies in lines of business FPK CCW believed to be generally comparable to the business of VPI;

•	Conducted such other financial studies, analyses and investigation as FPK CCW deemed relevant.

FPK CCW relied upon, without assuming any responsibility for independent verification, the accuracy and completeness of all the information provided to, examined by or otherwise reviewed or discussed with FPK CCW for purposes of this opinion. FPK CCW did not make or obtain an independent valuation or appraisal of the assets, liabilities or solvency of VPI or SIC. With respect to the financial forecasts, FPK CCW assumed that they have been reasonably prepared and reflect the best currently available estimates and judgments of the management of VPI. FPK CCW did not assume any responsibility for and expressed no view as to such forecasts or the assumptions on which they were based.

In rendering it opinion, FPK CCW assumed that the Offer would be identical in all material respects to the draft Offer to Purchase reviewed by FPK CCW, and that the Offer would be consummated on the terms described in draft Offer to Purchase, without any waiver or modification of any material terms or conditions by VPI. FPK CCW also assumed that obtaining the necessary regulatory and contractual consents for the Offer would not have an adverse effect on VPI or the Offer. FPK CCW did not express any opinion as to any tax or other consequences that might result from the Offer, nor did its opinion address any legal, tax, regulatory or accounting matters, as to which FPK CCW understood that VPI had obtained such advice as it deemed necessary from qualified professionals.

FPK CCW’s engagement and opinion are for the benefit of the Independent Director and FPK CCW’s opinion only addresses the fairness, from a financial point of view, to the holders of VPI Shares of the per share consideration to be paid to such holders in the Offer as of the date of FPK CCW’s opinion. FPK CCW’s opinion does not address the relative merits of the Offer as compared to other business strategies or transactions that might be available with respect to VPI or the underlying business decision by VPI to engage in the Offer, and is not intended to and does not constitute a recommendation to any holder of VPI Shares as to whether such holder should tender VPI Shares in the Offer. In arriving at its opinion, FPK CCW was not authorized to solicit, and did not solicit, interest from any third party with respect to the acquisition of any or all of VPI Shares or any business combination or other extraordinary transaction involving VPI. FPK CCW’s opinion is necessarily based on economic, monetary, market and other conditions in effect on, and information available to FPK CCW as of, the date of FPK CCW’s opinion. FPK CCW assumed no responsibility for updating or revising its opinion based on circumstances or events occurring after the date of the opinion.

The following is a brief summary of the material financial analyses that FPK CCW performed in connection with rendering its opinion. The summary of FPK CCW’s analyses described below is not a complete description of the analyses underlying FPK CCW’s opinion. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances, and, therefore, is not readily susceptible to summary description. In arriving at its opinion, FPK CCW considered the results of all the analyses and did not attribute any particular weight to any factor or analyses considered by it; rather, FPK CCW made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all the analyses.

For purposes of its analyses, FPK CCW considered industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of VPI. No company, transaction or business used in FPK CCW’s analyses as a comparison is identical to VPI or the proposed offer, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the offer, public trading or other values of the companies or transactions analyzed. The estimates contained in FPK CCW’s analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities, actually may be sold. Accordingly, the estimates used in, and the results derived from, FPK CCW’s analyses are inherently subject to substantial uncertainty.

The analyses summarized below include information presented in tabular format. In order to fully understand FPK CCW’s financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of FPK CCW’s financial analyses.

B. Valuation Analyses

(i) Public Market Trading Analysis

FPK CCW reviewed and analyzed selected public companies that it viewed as reasonably comparable to VPI. In performing this analysis, FPK CCW reviewed and analyzed certain financial information, valuation multiples and market trading data relating to the selected comparable companies and compared such information to the corresponding information for VPI.

The companies included in this analysis were:

•	American Physicians Capital, Inc.

•	AMERISAFE, Inc.

•	AmTrust Financial Services, Inc.

•	Darwin Professionals Underwriters, Inc.

•	First Mercury Financial Corporation

•	FPIC Insurance Group, Inc.

•	Hallmark Financial Services, Inc.

•	Meadowbrook Insurance Group, Inc.

•	National Interstate Corporation

•	Navigators Group, Inc.

•	SeaBright Insurance Holdings, Inc.

•	Tower Group, Inc.

The estimated financial information for the selected public companies used by FPK CCW in its analysis was based on estimates available as of April 25, 2008. The historical financial information used by FPK CCW in its analysis was based on publicly available historical information. The market price information used in such analysis was as of April 25, 2008.

The financial information compared included price, market capitalization, price as a multiple of estimated earnings per share for 2008 and 2009, price as a multiple of generally accepted accounting principles (“GAAP”) book value as of December 31, 2007 and the estimated return on average equity for 2008 and 2009. In order to arrive at a public market reference range for VPI, FPK CCW derived multiples for the comparable companies, including price as a multiple of (i) estimated earnings per share for 2008 and 2009 in accordance with GAAP and (ii) GAAP book value. This analysis indicated the following multiples:

	Price to:
	2008E EPS		2009E EPS		Book Value
Mean	9.2	x	8.7	x	1.56	x
Median	9.4		8.1		1.42

On the basis of certain of the foregoing information, FPK CCW calculated a range of per share equity values for VPI of $8.00 to $10.00.

(ii) Precedent Transactions Analysis

FPK CCW reviewed and analyzed certain publicly available financial information for selected precedent merger and acquisition transactions in the insurance industry and compared such information to the corresponding information for the Offer. Specifically, FPK CCW reviewed 24 insurance transactions announced from 2003 to the present, including thirteen insurance transactions announced from 2007 to the present. In order to arrive at a valuation range for VPI based on comparable transactions, FPK CCW derived multiples for the comparable transactions, including the price paid for the target companies as a multiple of (i) the reported book value of the target companies and (ii) latest twelve month (“LTM”) net operating income of the target companies at the date of announcement. The precedent transactions reviewed were:

Date Announced	Acquirer	Target
04/02/08	Argo Group International Holdings, Ltd.	Heritage Underwriting Agency, Plc (UK)
02/20/08	Meadowbrook Insurance Group, Inc.	ProCentury Corporation
01/14/08	Hanover Insurance Group, Inc.	Verlan Holdings, Inc.
01/10/08	Employers Holdings, Inc.	AmCOMP Incorporated
01/03/08	QBE Insurance Group. Ltd.	North Pointe Financial Services, Inc.
10/16/07	Munich Re	The Midland Company
10/15/07	The Doctors Company	SCPIE Holdings, Inc.
09/20/07	Rockhill Holdings Co.	RTW, Inc.
06/25/07	Hanover Insurance Group, Inc.	Professionals Direct, Inc.
06/11/07	D.E. Shaw & Company, LP	James River Group, Inc.
05/15/07	Validus Holdings, Ltd.	Talbot Holdings Ltd.
05/06/07	Liberty Mutual Holding Company Inc.	Ohio Casualty Corporation
04/27/07	Alleghany Corporation	Employers Direct Corp.
12/12/06	QBE Insurance Group. Ltd.	Praetorian Financial Group Inc.
09/08/06	CRM Holdings, Ltd.	Embarcadero Insurance Holdings, Inc. (Majestic)
04/12/06	Investor Group (led by Lightyear Capital)	Sirius America Insurance Company
04/29/05	Mercer Insurance Group, Inc.	Financial Pacific Insurance Group, Inc.
10/14/04	United National Group, Ltd.	Penn-America Group, Inc.
12/04/03	White Mountains Insurance Group, Ltd.	Atlantic Specialty Insurance Co.
09/05/03	Aspen Insurance Holdings Ltd.	Dakota Specialty Insurance Company
09/02/03	Alleghany Corporation	Landmark American Insurance Company
06/06/03	Alleghany Corporation	Royal Specialty Underwriting, Inc.
05/12/03	Investor group (led by Wand Partners)	Republic Insurance Group
03/18/03	Fox Paine & Company LLC	United National Group, Ltd.

FPK CCW calculated the following multiples for the 24 selected transactions announced from 2003 to present:

	Price/Book Reported	Price/ Earnings
Mean	1.56x	13.9x
Median	1.51	12.7

On the basis of certain of the foregoing information, FPK CCW calculated a range of per share equity values for VPI of $9.00 – $11.00.

(iii) Discounted Cash Flow Analysis

FPK CCW performed a discounted cash flow analysis for VPI by adding (1) the present value of available dividends from VPI’s insurance subsidiaries and other estimated cash flows for full fiscal years 2008 through 2012 and (2) the present value of the terminal value of VPI based on projected GAAP net operating income for the fiscal year 2012. FPK CCW calculated the terminal value of VPI by applying a multiple of 13.0x to VPI’s projected 2012 GAAP net operating income and a multiple of 1.70x to VPI’s projected 2012 GAAP book value. The terminal value refers to the value of all future cash flows from an asset at a particular point in time. FPK CCW selected the range of multiples based on a number of factors, including consideration of the trading multiples derived in the comparable companies analysis and historical trading multiples of VPI and the companies in the comparable companies analysis. The dividends and terminal value were discounted to present value using a discount rate of 14.2%. This analysis resulted in a range of implied values for VPI on an equity value per share basis of $10.00 to $12.00.

FPK CCW ran sensitivities to the discounted cash flow analysis for VPI adjusting the discount rate as well as the net income and book value exit multiples.

The following table presents the results of the net income multiple sensitivities, maintaining a 14.2% discount rate:

Implied Equity Value per Share
12.5x Exit Net Income Multiple	$11.54
13.0x Exit Net Income Multiple	$12.00
13.5x Exit Net Income Multiple	$12.47

The following tables present the results of the book value multiple sensitivities, maintaining a 14.2% discount rate:

Implied Equity Value per Share
1.60x Exit Book Value Multiple	$9.45
1.70x Exit Book Value Multiple	$10.04
1.80x Exit Book Value Multiple	$10.63

The following tables present the results of the discount rate sensitivities, maintaining a 1.70x book value multiple:

Implied Equity Value per Share
13.0% Discount Rate	$10.54
14.2% Discount Rate	$10.04
15.0% Discount Rate	$9.72

(iv) Other Analyses

Minority Buy-Out Premiums

FPK CCW reviewed premiums paid by acquirers in selected completed minority buy-out transactions announced since January 1, 1997, where the acquirer owned at least 51% of the target before the transaction and 100% ownership after the transaction, and the acquired offer value was at least $50 million. The premiums paid information utilized by FPK CCW was obtained from Thomson SDC Platinum (a data base designed to address specific needs of the capital markets industry). FPK CCW showed the premiums paid for the 1 day, 1 week and 4 week periods prior to the transaction.

FPK CCW reviewed the following all-cash acquisitions of minority interest transactions in the financial services sector:

Announced Date	Effective Date	Acquirer	Target
02/22/2007	09/28/2007	American Financial Group, Incorporated	Great American Financial Resources, Incorporated

01/24/2007	09/27/2007	American International Group	21 st Century Insurance Group

11/20/2006	04/20/2007	Toronto-Dominion Bank	TD Banknorth, Incorporated

03/21/2006	05/24/2006	Erie Indemnity Company	Erie Family Life Insurance Company

10/10/2001	11/27/2001	Toronto-Dominion Bank	TD Waterhouse Group, Incorporated

06/06/2001	12/13/2001	Liberty Mutual Insurance Holding Company	Liberty Financial Companies

07/24/2000	01/11/2001	Phoenix Home Life Mutual Insurance Company	Phoenix Investment Partners, Limited

03/27/2000	06/27/2000	Hartford Fin Services Group, Incorporated	Hartford Life (ITT Hartford)

03/21/2000	04/20/2000	Citigroup, Incorporated	Travelers Property Casualty Corporation

01/19/2000	04/19/2000	Metropolitan Life Insurance Company	Conning Corporation

10/27/1998	12/14/1998	Allmerica Financial Corporation	CitizensHanover Insurance Companies

10/22/1998	04/29/1999	Bank of America, National Trust and Savings Association	BA Merchant Services (Bank of America) , LLC

06/02/1997	07/15/1997	Associated Insurance Companies	Acordia, Incorporated

01/13/1997	09/02/1997	Zurich Versicherungs GmbH	Zurich Reinsurance Centre, Incorporated

The results of these calculations were as follows:

	Number of Transactions	1-Day		1-Week		4 weeks
		Mean	Median	Mean	Median	Mean	Median
Financial Services	14	22.0%	16.7%	25.4%	18.0%	24.9%	24.3%

On the basis of certain of the foregoing information, FPK CCW calculated a range of per share equity values for VPI of $9.40 to $12.20.

C. Miscellaneous

In connection with FPK CCW’s services as the Independent Director’s investment banker, VPI agreed to pay FPK CCW a fee of $100,000 which is not contingent upon the consummation of the Offer. VPI has also agreed to reimburse FPK CCW for all expenses incurred in connection with the engagement and to indemnify FPK CCW and certain related parties against certain liabilities under certain circumstances that may arise out of the rendering of its advice, including certain liabilities under U.S. federal securities laws. During the two years prior to this transaction, FPK CCW has not received any investment banking fees from, or provided any investment banking services to, SIC or its affiliates, nor did FPK CCW have any material relationship with VPI or its affiliates, during the two years prior to this transaction.

FPK CCW or its affiliates may, as part of its investment banking business, actively trade the equity, debt or other securities (or related derivative securities) of SIC or its affiliates for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. Furthermore, FPK CCW is affiliated with J.C. Flowers I, LP and J.C. Flowers II, LP, investment funds managed by J. Christopher Flowers and entities controlled by him. FPK CCW was formerly an affiliate of the Swiss Re group of companies, which still holds a minority voting interest in FPK CCW. Swiss Re and its subsidiaries, divisions, branches and affiliates are involved in a range of investment and financial business, both for their own accounts and for the account of their clients.

FPK CCW is an internationally recognized investment banking firm providing a full range of financial advisory and securities services. FPK CCW was selected to act as investment banker to the Independent Director because of its qualifications, expertise and reputation in investment banking and mergers and acquisitions, as well as its familiarity with the general business of VPI. FPK CCW prepared these analyses for the purpose of providing an opinion to the Independent Director as to the fairness, from a financial point of view, to the holders of VPI Shares of the consideration to be paid to such holders. The consideration to be paid to the Unaffiliated Shareholders pursuant to the Offer was determined through arms-length negotiations between representatives of the Independent Director and representatives of SIC and was approved by the Independent Director and VPI’s Board. FPK CCW did not recommend any specified consideration to the Independent Director or to VPI or that any given consideration constituted the only appropriate consideration for the Offer.

The opinion of FPK CCW was one of many factors taken into consideration by the Independent Director. Consequently, the analyses described above should not be viewed as determinative of the opinion of the Independent Director with respect to the consideration or of whether the Independent Director would have been willing to recommend a transaction with different consideration. Additionally, FPK CCW’s opinion is not intended to confer any rights or remedies upon any employee or creditor of VPI.

The foregoing discussion of information and factors considered and given weight by the Independent Director is not intended to be exhaustive, but is believed to include substantially all of the material factors, both positive and negative, considered by the Independent Director. In evaluating the transactions, the Independent Director considered his knowledge of the business, financial condition and prospects of VPI, and the views of VPI’s management and its financial and legal advisors. In view of the wide variety of factors considered in connection with his evaluation of the transactions, the Independent Director did not find it practicable to, and therefore did not quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations.

(c)	Intent to Tender

To VPI’s knowledge, each of its executive officers and directors who owns VPI Shares currently intends to tender to SIC in the Offer all of the shares held of record or beneficially owned by them, except for any shares the tendering of which would cause such persons to incur liability under the short-swing profits provisions of the

Securities Exchange Act of 1934, as amended. VPI’s Independent Director has indicated that he will tender all VPI Shares held by him.

Item 5.	Persons/Assets Retained, Employed, Compensated or Used.

The Independent Director engaged FPK CCW pursuant to a letter agreement, entered into on March 20, 2008, under which the Independent Director retained FPK CCW to act as its financial advisor in the Transaction, and FPK CCW agreed to provide, an opinion to the Independent Director as to whether the aggregate consideration to be received by the unaffiliated shareholders in the Transaction was fair to them from a financial point of view. The Independent Director selected FPK CCW based upon its experience in the valuation of businesses and their securities in connection with similar transactions. FPK CCW is a nationally recognized investment-banking firm that is engaged in providing advisory services and rendering fairness opinions in connection with mergers and acquisitions. FPK CCW also provides business and securities valuations for a variety of regulatory and planning purposes, advisory services in connection with financial restructurings and private placements of debt and equity securities.

Pursuant to the terms of its engagement letter, VPI has agreed to pay certain fees to FPK CCW. In addition, VPI has agreed to reimburse FPK CCW for its expenses, including attorneys’ fees and disbursements, and indemnify FPK CCW against certain liabilities and expenses, including certain liabilities under the federal securities laws, arising out of or relating to the engagement. No portion of the fees or costs is contingent upon the successful completion of the Offer.

The Independent Director also retained the law firm of Hughes Hubbard & Reed LLP to assist with his evaluation of the terms of the Offer. VPI will pay the fees and costs for these services. No portion of the fees or costs is contingent upon the successful completion of the Offer.

Except as described above, neither VPI nor any person acting on its behalf has employed, retained, compensated or used any person to make solicitations or recommendations to security holders of VPI with respect to the Offer.

Item 6.	Interest in Securities of the Subject Company.

No transaction in VPI Shares has been effected during the last sixty (60) days by VPI other than the exercise of stock options previously approved by the VPI Board of Directors. See Offer to Purchase, “Special Factors,” Section 7 (“Terms and Structure of SIC’s Ownership and Operating Relationships with VPI”) in the Offer to Purchase, which is incorporated herein by reference

Item 7.	Purposes of the Transaction and Plans or Proposals.

(a) Except as set forth in this Statement, as of the date of this Statement, VPI is not undertaking or engaged in any negotiations in response to the Offer that relate to: (i) a tender offer or other acquisition of VPI’s securities by VPI, any of its subsidiaries or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving VPI or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of VPI or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of VPI.

(b) Except as set forth in this Statement, there are no transactions, Board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in Item 7(a).

Item 8.	Additional Information.

Certain Litigation

VPI is not aware of any pending or threatened litigation that would affect the Offer.

California General Corporation Law and California Insurance Code

VPI is an insurance company incorporated under the laws of the State of California and is subject to the California General Corporation Law (“CGCL”) and the California Insurance Code (the “Code”). The following is a brief description of certain aspects of the CGCL and the Code applicable to the transactions contemplated by the Offer, and is qualified in its entirety by the full text of the referenced sections of the CGCL.

California Insurance Holding Company Systems Regulatory Act.

Section 1215.2 of the California Insurance Holding Company Systems Regulatory Act provides that approval of the California Insurance Department is required prior to making an offer to acquire control of any domestic insurer through the acquisition of voting securities or otherwise. However, because SIC already controls VPI, the Offer is exempted from the requirements of Section 1215.2.

Merger.

Section 1110 of the California General Corporation Law provides that with respect to a merger between a corporation and an at least 90%-held subsidiary corporation, the merger of the subsidiary corporation may be effected by a resolution or plan of merger adopted by the board of directors of the parent and subsidiary corporations and approval of the plan by the shareholders of the subsidiary corporation is not required to consummate the merger. This is also known as a “short-form merger.” If SIC, as a result of the Offer, acquires 90% or more of the issued and outstanding shares of VPI common stock, SIC may transfer the shares of VPI common stock it owns to a wholly-owned subsidiary, and cause the subsidiary to merge with and into VPI in a short-form merger without the approval or any other action on the part of the remaining Unaffiliated Shareholders of VPI.

Appraisal Rights.

Holders of VPI Shares do not have appraisal rights in connection with the Offer. Since holders of the shares do not have appraisal rights in connection with the Offer, no demand for appraisal under Section 1300 of the California General Corporation Law should be made at this time. However, if the Merger is consummated, each holder of VPI Shares who has properly demanded an appraisal under Section 1300 of the California General Corporation Law will be entitled to such appraisal of the fair value of the holder’s shares. The value determined could be more or less than or the same as the $13.80 per share cash consideration to be paid in the Offer and the Merger, if it occurs. If any holder of shares who demands appraisal under Section 1300 of the California General Corporation Law fails to perfect, or effectively withdraws or loses his right to appraisal as provided in the California General Corporation Law, the shares of such shareholder will be converted into the sole right to receive the $13.80 per share cash consideration offered in the Merger. A shareholder may withdraw his demand for appraisal by delivery to SIC of a written withdrawal of his demand for appraisal.

The foregoing summary of the rights of dissenting stockholders under the CGCL does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any dissenters’ rights under the CGCL. The preservation and exercise of dissenters’ rights require strict adherence to the applicable provisions of the CGCL.

Appraisal rights cannot be exercised at this time. The information set forth above is for informational purposes only with respect to alternatives available to stockholders if the Merger is consummated.

Stockholders who will be entitled to appraisal rights in connection with the Merger, if consummated, will receive additional information concerning appraisal rights and the procedures to be followed in connection therewith before such stockholders have to take any action relating thereto.

Stockholders who sell VPI Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto but, rather, will receive the purchase price paid in the Offer therefor.

Forward-Looking Statements

Certain statements in this Statement represent the intentions, plans, expectations and beliefs of VPI and involve risks and uncertainties that could cause actual events to differ materially from the events described in this Statement, including risks and uncertainties related to whether the conditions to the Offer will be satisfied, and if not, whether the Offer and the Merger will be consummated, as well as changes in general economic conditions, stock market trading conditions, tax law requirements or government regulation, and changes in the insurance industry or the business or prospects of VPI. VPI cautions the reader that these factors, as well as other factors described or to be described in VPI’s SEC filings with respect to the Offer.

Item 9.	Exhibits.

The following Exhibits are filed herewith:

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase, dated May 1, 2008 (incorporated by reference to Exhibit (a)(1)(i) to the Tender Offer Statement on Schedule TO filed by Scottsdale Insurance Company with the SEC on May 1, 2008).

(a)(1)(ii)	Form Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to the Tender Offer Statement on Schedule TO filed by Scottsdale Insurance Company with the SEC on May 1, 2008).

(a)(1)(iii)	Form of Guidelines for Certification of Taxpayer Identification Number of Substitute Form W-9 (incorporated by reference to Exhibit (a)(1)(I) to the Tender Offer Statement on Schedule TO filed by Scottsdale Insurance Company with the SEC on May 1, 2008).

(a)(1)(iv)	Instructions and Notice for Conditional Exercise of Options to Purchase Common Stock of Veterinary Pet Insurance Company (incorporated by reference to Exhibit (a)(1)(iv) to the Tender Offer Statement on Schedule TO filed by Scottsdale Insurance Company with the SEC on May 1, 2008).

(a)(5)	Supplemental Report of VPI (incorporated by reference to Exhibit (a)(5) to the Tender Offer Statement on Schedule TO filed by Scottsdale Insurance Company with the SEC on May 1, 2008).

(e)	None.

(g)	None.

Annex A	Opinion of FPK CCW, dated April 30, 2008.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VETERINARY PET INSURANCE COMPANY

By:	/s/ David J. Lancer
Name:	David J. Lancer
Title:	Independent Director

Dated:	May 1, 2008

ANNEX A

Opinion of Fox-Pitt Kelton Cochran Caronia Waller (USA) LLC

Wednesday, April 30, 2008

Mr. David Lancer

Independent Director of the Board of Directors of Veterinary Pet Insurance Company

3060 Saturn St

Brea, California 92821

Mr. Lancer;

You have requested our opinion as to the fairness, from a financial point of view, to the holders, other than Scottsdale Insurance Company (“SIC”), of outstanding shares of common stock, par value $0.18 per share (the “Shares”), of Veterinary Pet Insurance Company (the “Company” or “VPI”) of the $13.80 per Share in cash (the “Consideration”) proposed to be received by the holders of Shares other than SIC (the “Shareholders”), pursuant to the Offer to Purchase dated as of April 29, 2008 (the “Offer to Purchase”) by SIC to the Shareholders. Pursuant to the terms of and subject to the conditions set forth in the Offer to Purchase, SIC has offered to pay $13.80 in cash for Shares of the Shareholders subject to certain conditions, including, without limitation, that a minimum of 850,000 Shares are tendered and that no partial tender of Shares by any Shareholder will be accepted by SIC (the “Offer”).

Since April, 2006, we have not had any material relationship with the Company. During the previous two years, we have issued, and currently intend to continue issuing research coverage on SIC’s parent company Nationwide Financial Services.

In connection with our review of the proposed Offer and the preparation of our opinion herein, we have examined: (a) the draft Offer to Purchase dated April 29, 2008; (b) certain historical financial statements of the Company; both audited and unaudited (c) certain internal business, operating and financial information and forecasts for the Company, prepared by the senior management and approved for our use by the Company (the “Forecasts”); (d) information regarding publicly available financial terms of certain transactions in the property and casualty insurance industry; (e) information regarding publicly available financial terms of certain all cash minority buy out transactions in the financial services industry; (f) current and historical market prices and trading volumes of selected comparable companies; (g) publicly available information regarding VPI. We have also held discussions with members of the senior management of the Company and SIC, as well as the independent director, lawyers and other affiliates who represent VPI to discuss the foregoing, have considered other matters which we have deemed relevant to our inquiry and have taken into account such accepted financial and investment banking procedures and considerations as we have deemed relevant.

For purposes of rendering our opinion, we have assumed and relied upon, without assuming any responsibility for independent verification, the accuracy and completeness of all the information provided to, examined by or otherwise reviewed or discussed with us for purposes of this opinion. We have not made or obtained an independent valuation or appraisal of the assets, liabilities or solvency of the Company or SIC. In addition, we did not make an independent evaluation of the adequacy of the reserves for, or collectibility of, reinsurance related to the unpaid loss and loss adjustment expenses of the Company or SIC nor have we reviewed any individual insurance claims files or contracts relating to the Company or SIC. We have, with your permission, assumed that the respective policy reserves / reserves for unpaid losses and loss adjustment expenses are adequate to cover such losses.

We have been advised by the management of the Company and SIC that the Forecasts examined by us have been reasonably prepared and reflect the best currently available estimates and judgments of the management of the Company and SIC, as the case may be. In that regard, we have assumed, with your consent, that the Forecasts will be realized in the amounts and at the times contemplated thereby. We express no opinion with respect to the Forecasts or the estimates and judgments on which they are based. We were not requested to, and did not, participate in the negotiation or structuring of the Offer nor were we asked to consider, and our opinion does not address, the relative merits of the Offer as compared to any alternative business strategies that might exist for the Company or the effect of any other transaction in which the Company might engage.

Our opinion herein is based upon economic, market, financial and other conditions existing on, and other information disclosed to us as of, the date of this letter. It should be understood that, although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm this opinion. We have relied as to all legal matters on advice of counsel to the Company, and have assumed that the Offer will be consummated on the terms described in the Offer to Purchase, without any waiver of any material terms or conditions by SIC.

Fox-Pitt Kelton Cochran Caronia Waller (USA) LLC and its affiliates are regularly engaged in the valuation of financial services company securities in connection with business combinations, investments and other transactions. As specialists in the securities of companies in the financial services industry, Fox-Pitt Kelton Cochran Caronia Waller (USA) LLC has experience in, and knowledge of, the valuation of such enterprises. We expect to receive a fee for rendering this opinion. The Company has also agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement. We will not receive any payment or compensation contingent upon the successful completion of the Offer.

In the ordinary course of business, we or our affiliates may actively trade the equity, debt or other securities (or related derivative securities) of the Company and SIC for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. Furthermore, we are affiliated with J.C. Flowers I, LP and J.C. Flowers II, LP, investment funds managed by J. Christopher Flowers and entities controlled by him. We were formerly an affiliate of the Swiss Re group of companies, which still holds a minority voting interest in us. Swiss Re and its subsidiaries, divisions, branches and affiliates are involved in a range of investment and financial business, both for their own accounts and for the account of their clients.

This opinion addresses only the fairness, from a financial point of view, as of the date hereof, of the Consideration to be received by the Shareholders in the Offer. We do not express any view on, and our opinion does not address, any other aspect of the Offer. We express no opinion herein out the fairness of the compensation to any of the officers, directors or employees of the Company relative to the Shareholders. Our investment banking services and our opinion were provided solely for the internal and confidential use and benefit of the Independent Director of the Board of Directors and senior management of the Company in connection with its consideration of the transaction contemplated by the Offer to Purchase. It is understood that this letter may not be summarized, described, reproduced, disseminated, quoted from, referred to or otherwise disclosed without our prior written consent, except that the opinion may be included in its entirety in submissions to state insurance regulatory authorities or any mailing to the Shareholders by the Company with respect to the Offer, provided that we will have the right to review and approve in advance all such disclosures, including any description or reference to us or this opinion prior to any filing thereof with any state insurance regulatory authority and prior to any dissemination to the Company’s Shareholders.

Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Offer Consideration to be received by the Shareholders is fair, from a financial point of view, to such Shareholders. This opinion has been approved by our fairness committee.

Very truly-yours,

FOX-PITT KELTON COCHRAN CARONIA WALLER (USA) LLC